September 14, 2011

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Stifel Financial Corp.

Form 10-K for the year ended December 31, 2010

Filed on February 28, 2011

Form 10-Q for the period ended June 30, 2011

Filed May 16, 2011

File No. 001-09305

Dear Mr. Wiggins:

This letter sets forth the responses of Stifel Financial Corp. (the "Company") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated September 2, 2011. For your convenience, the text of the Staff's comments is set forth in italics below, followed in each case by our response.

Form 10-K for the year ended December 31, 2010

General

1.    Comment: Please tell us how you determined you were not required to file financial statements of Thomas Weisel Partners Group, Inc. for the interim period ended June 30, 2010. Refer to Rule 3-05 of Regulation S-X.

Response:

Item 8 of Form 10-K requires issuers to furnish the financial statements meeting the requirements of Regulation S-X "except Rule 3-05 and Article 11 thereof." Accordingly, we concluded that the financial statements of Thomas Weisel Partners Group, Inc. ("TWPG") for the interim period ended June 30, 2010, which fall under the purview of Rule 3-05 of Regulation S-X, were not required to be included in our Form 10-K for the year ended December 31, 2010.

Furthermore, on July 1, 2010, we timely filed an Item 2.01 Form 8-K announcing the consummation of the business combination with TWPG. In assessing whether we were required to include financial statements of TWPG in the Form 8-K, we concluded, based on Sections 2045.13, 2045.15 and 2045.16 of the Division of Corporation Finance's Financial Reporting Manual, that no further financial statements needed to be included in that Form 8-K because we had included substantially the same information (under Instruction B.3 to Form 8-K) in our registration statement on Form S-4 filed on May 20, 2010 and no significant subsequent event had occurred that would materially affect an investor's understanding of TWPG.  See Example 1 under Section 2045.16.

Segment Analysis, page 40

2.   Comment: We note that you evaluate the performance of your segments and allocate resources to them based on various factors, including prospects for growth and return on investment. Please revise in future periodic filings to include a discussion by segment of prospects for growth, return on investment, and any other key performance indicators you use to manage your business, or tell us how you determined this disclosure would not be material to investors.

Response:

In response to the Staff's comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, we will expand our disclosures to include a more detailed discussion of how we manage our business at the segment level and which key performance indicators we utilize when assessing the performance and allocating resources to each of our segments.

Form 10-Q for the period ended June 30, 2011

Note 15 - Legal Proceedings, page 29

3.   Comment: For each of your legal contingencies, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response:

We have reviewed our disclosure regarding the aggregate range of possible losses in excess of the accrued liability (if any). We advise the Staff that we made the determination that the reasonably possible range of losses in excess of amounts already recognized as of June 30, 2011 (our most recent Quarterly report on Form 10-Q) was immaterial. In response to the Staff's comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2011, if the facts continue to support our conclusion that the reasonably possible range of losses in excess of amounts already recognized are immaterial, we will include the following disclosure as it relates to our legal contingencies:

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our company's consolidated financial condition.

We will continue to consider the guidance in ASC 450-20-50, based on the facts known at the time of our future filings, as it relates to legal contingencies, and will adjust our disclosures as may be required under the guidance.

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In connection with our response to the Staff's letter dated September 2, 2011, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak

James M. Zemlyak

Senior Vice President, Chief Financial Officer, and Treasurer

(Principal Financial Officer)

cc:        Ronald J. Kruszewski, Chairman, President and Chief Executive Officer

            David M. Minnick, Senior Vice President and General Counsel